UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K
               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                 FOR THE PLAN YEAR ENDED DECEMBER 31, 1999

                                  0-27208
                          (Commission File Number)

          DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                            (Title of the Plan)

                     SIMON TRANSPORTATION SERVICES INC.
       (Name of Issuer of the Securities Held Pursuant to the Plan)

             5175 West 2100 South, Salt Lake City, Utah 84120
                 (Address of Principal Executive Office)

EIN:  87-0293383
Plan Number: 002


DICK SIMON TRUCKING, INC.
PROFIT SHARING PLAN AND TRUST

Financial Statements as of
December 31, 2000 and 1999
And for the Year Ended, December 31, 2000

Together With Report of
Independent Public Accountants

Report of Independent Public Accountants


To the Administrator and Participants of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP



Salt Lake City, Utah
April 30, 2001

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Index to Financial Statements and Schedule



                                                                       Page

Statements of Net Assets Available for Benefits as of
   December 31, 2000 and 1999                                            1

Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2000                                  2

Notes to Financial Statements                                          3 - 6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   as of December 31, 2000                                             7 - 8

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999



                                                                               2000                   1999
                                                                       ---------------------- ----------------------
Investments, at fair value:
   Fidelity Advisor Funds-
     Growth Opportunities Fund                                           $       1,312,616      $       1,588,469
     Equity Growth Fund                                                          1,177,098              1,366,292
     Daily Money Fund: U.S. Treasury                                               500,650                502,100
     Equity Income Fund                                                            370,539                324,819
     High Yield Fund                                                               204,852                262,148
     Mid Cap Fund                                                                  182,447                 39,695
     Daily Money Fund: Money Market                                                174,432                 53,350
     Overseas Fund                                                                 163,381                199,379
     Large Cap Fund                                                                149,123                 79,815
     Natural Resources Fund                                                        138,178                116,346
     Value Strategies Fund                                                          56,301                 39,238
     Balanced Fund                                                                  53,035                 56,677
     Government Investment Fund                                                     34,030                 17,390
     Short Fixed Income Fund                                                        31,222                 25,713
     Emerging Markets Income Fund                                                   24,356                 25,478
     Strategic Income Fund                                                          23,060                 19,499
     Intermediate Bond Fund                                                         22,104                 17,948

   Other investments -
     Simon Transportation Services, Inc. common stock                              687,156                913,557
     Participant loans                                                             483,256                533,648
                                                                       ---------------------- ----------------------
                Total investments                                                5,787,836              6,181,561
                                                                       ---------------------- ----------------------
Cash                                                                                   285                    162
                                                                       ---------------------- ----------------------
Receivables:
   Participant contributions                                                        63,204                 67,559
   Employer contributions                                                           28,092                 29,194
   Accrued interest and dividends                                                    3,196                  3,709
                                                                       ---------------------- ----------------------
                Total receivables                                                   94,492                100,462
                                                                       ---------------------- ----------------------
Liability:
   Excess contributions payable                                                    (40,437)               (10,969)
                                                                       ---------------------- ----------------------
Net assets available for benefits                                        $       5,842,176      $       6,271,216
                                                                       ====================== ======================



             The accompanying notes to financial statements are an integral part of these statements.

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000



Additions to net assets attributed to:
   Contributions-
     Employer                                                                                 $       276,540
     Participant                                                                                      842,117
     Rollovers                                                                                         97,398
                                                                                            ---------------------
                Total contributions                                                                 1,216,055
                                                                                            ---------------------
   Investment income (loss) -
     Net realized loss                                                                               (119,792)
     Net unrealized depreciation in fair value of investments                                        (769,434)
     Interest and dividends                                                                           379,472
                                                                                            ---------------------
                Total investment loss, net                                                           (509,754)
                                                                                            ---------------------
                Total additions, net                                                                  706,301
                                                                                            ---------------------
Reductions in net assets attributed to:
   Distributions to participants                                                                   (1,103,987)
   Administrative expenses                                                                            (31,354)
                                                                                            ---------------------
                Total reductions                                                                   (1,135,341)
                                                                                            ---------------------
Net decrease in net assets available for benefits                                                    (429,040)
Net assets available for benefits, beginning of the year                                            6,271,216
                                                                                            ---------------------
Net assets available for benefits, end of the year                                            $     5,842,176
                                                                                            =====================

             The accompanying notes to financial statements are an integral part of these statements.

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements


(1)      Plan Description

Simon Transportation Services, Inc. (the "Company") adopted the Dick Simon Trucking, Inc. Retirement Plan on October 1, 1987. The Plan was first amended on December 7, 1990 and its name was changed to the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan. The Plan was amended again on August 10, 1995 and its name was changed to the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan"). On June 20, 1996, the Company adopted the Stanwich Benefits Group, Inc. Regional Prototype Standardized 401(k) Profit Sharing Plan and Trust which amended and restated the Plan in its entirety effective July 1, 1996. Members of the Company's management serve as trustees of the Plan and Fidelity Advisor Funds holds the plan assets and executes investment transactions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed one year of service and who have attained 21 years of age are eligible to participate in the Plan. An eligible employee becomes a participant on the next January 1 or July 1 following the date the employee satisfies the eligibility requirements.

Participants elect both the amount of the salary reduction contribution and the allocation of the salary reduction contribution among the investment options within the Plan. Salary reduction contributions cannot exceed the lesser of 15 percent of the participant's pretax eligible gross compensation or the maximum amount allowable under the Internal Revenue Code ("IRC").

The Company makes discretionary contributions to the Plan, matching each participant's salary reduction contribution dollar-for-dollar up to 3 percent of the participant's eligible gross compensation. The Company may also make additional discretionary contributions to the Plan. Participants elect the allocation of the Company contributions among the investment options.

Participants are immediately vested in their salary reduction contributions and related earnings. Participants vest ratably in employer matching contributions over six years of service or fully vest upon occurrence of one of the following events: 1) normal retirement at age 65, 2) death while employed by the Company, or 3) permanent disability. Benefits are normally paid at retirement, disability, death or other termination. Benefit distributions may be made in a single lump sum payment or an annuity.

Forfeitures of nonvested employer matching contributions, which amounted to $55,442 during the year ended December 31, 2000, are offset against future employer matching contributions. During the year ended December 31, 2000, $62,234 of forfeitures were used to reduce employer matching contributions. As of December 31, 2000, approximately $8,860 of forfeitures had not yet been utilized by the Company.

Investment Options

The Plan provides for sixteen investment options listed below. In addition, participants may borrow from their accounts. The investment funds, except for the Simon Transportation Services Inc. common stock fund, are managed by Fidelity Advisor Funds.

Fidelity Advisor Growth Opportunities Fund - The fund seeks growth through a core investment in traditional growth stocks -- companies with above-average growth in sales or earnings -- plus other opportunities such as special situations, debt securities and cyclicals.

Fidelity Advisor Equity Growth Fund - The fund seeks to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth.

Fidelity Advisor Daily Money Fund: U.S. Treasury Portfolio - The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. treasury securities and repurchase agreements for these securities.

Fidelity Advisor High Yield Fund - Investment focus on mature companies that are poised for dramatic growth; and "turnarounds," companies which are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

Fidelity Advisor Equity Income Fund - The fund seeks stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential) and have increasing dividends.

Fidelity Advisor Overseas Fund - The fund primarily invests in securities of companies located in the Americas (other than the United States), Far East, the Pacific Basin and Western Europe.

Fidelity Advisor Natural Resources Fund - The fund seeks long-term growth by investing primarily in domestic and foreign natural resources-related companies across a broadly diversified spectrum of industries.

Fidelity Advisor Balanced Fund - The fund utilizes a balanced approach to provide the best possible return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

Fidelity Advisor Large Cap Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.

Fidelity Advisor Value Strategies Fund - The fund seeks long-term capital appreciation by investing in securities that are undervalued or undiscovered by the marketplace.

Fidelity Advisor Short Fixed-Income Fund - The fund seeks to diversify among a broad range of short-term, investment-grade bonds. Capital preservation takes a high priority, but the fund manager also invests for high income.

Fidelity Advisor Mid Cap Fund - The fund seeks long-term growth of capital by normally investing at least 65 percent of its total assets in mid-cap stocks. The fund may invest the remaining 35 percent of its assets in other securities.

Fidelity Advisor Strategic Income Fund - The fund uses a multi-sector asset allocation process that strategically shifts the fund's weighting among four general investment categories: high yield securities, U.S. government and investment-grade securities, emerging market securities and foreign developed market securities.

Fidelity Advisor Government Investment Fund - Invests primarily in securities backed by the full faith and credit of the U.S. government and it's various agencies and instrumentalities.

Fidelity Advisor Intermediate Bond Fund - The fund seeks a high rate of income consistent with the preservation of capital, along with greater stability through investments in high-quality fixed-income securities.

Fidelity Advisor Emerging Markets Income Fund - The fund seeks high income and, as a secondary objective, the potential for growth by investing in bonds from countries that have the potential for rapid economic expansion.

Simon Transportation Services, Inc. Common Stock - Funds are invested in shares of Simon Transportation Services, Inc.'s Class A common stock. Any dividends declared on the stock will be invested in additional shares of such stock.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of the participant's vested interest, as defined. The minimum amount for any loan is $1,000. The loans bear interest at one percent above prime rate on the date of the loan. As of December 31, 2000, the interest rates on participant loans ranged from 8.75 to 10.5 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time determined by the trustees of the Plan. All loans are secured by the participant's account and, regardless of term, become due and payable upon termination of the participant's employment. Fees and expenses incurred by the Plan in originating a loan are paid by the respective participant as a deduction from the loan proceeds.

Termination of the Plan

The Company may terminate the Plan at any time subject to the provisions of ERISA. If the Plan is terminated, the participants become fully vested and have a nonforfeitable interest in their accounts.

(2)      Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Mutual funds are valued at net asset value as reported by the fund. Participant loans are reported at book value, which approximates fair value.

Expenses

The Plan pays all administrative expenses and fees relating to investment and management of the Plan funds, except certain legal fees which are paid by the Company. Fees relating to certain withdrawals are paid by the participant.

Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the plan year) with the fair value at the end of the plan year.

Net Realized Gain (Loss) on Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

(3)      Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 1993 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2000



              (b) Identity of issue,
           borrower, lessor or similar                                                           (d)
  (a)                 party                       (c) Description of investment             Current value
--------- ------------------------------- ----------------------------------------------- ------------------

   *      Fidelity Investments            38,437 shares of Fidelity Advisor Growth         $    1,312,616
                                          Opportunities Fund

   *      Fidelity Investments            19,760 shares of Fidelity Advisor Equity              1,177,098
                                          Growth Fund

   *      Simon Transportation            129,347 shares of common stock                          687,156
          Services, Inc.

   *      Fidelity Investments            500,650 shares of Fidelity Advisor Daily                500,650
                                          Money Fund: US Treasury

   *      Fidelity Investments            14,318 shares of Fidelity Advisor Equity                370,539
                                          Income Fund

   *      Fidelity Investments            22,098 shares of Fidelity Advisor High Yield            204,852
                                          Fund

   *      Fidelity Investments            8,189 shares of Fidelity Advisor Mid Cap Fund           182,447

   *      Fidelity Investments            174,432 shares of Fidelity Advisor Daily                174,432
                                          Money Fund: Money Market

   *      Fidelity Investments            9,417 shares of Fidelity Advisor Overseas Fund          163,381

   *      Fidelity Investments            8,194 shares of Fidelity Advisor Large Cap              149,123
                                          Fund

   *      Fidelity Investments            4,891 shares of Fidelity Advisor Natural                138,178
                                          Resources Fund

   *      Fidelity Investments            2,330 shares of Fidelity Advisor Value                   56,301
                                          Strategies Fund

   *      Fidelity Investments            3,266 shares of Fidelity Advisor Balanced Fund           53,035

   *      Fidelity Investments            3,519 shares of Fidelity Advisor Government              34,030
                                          Investment Fund

   *      Fidelity Investments            3,383 shares of Fidelity Advisor Short Fixed             31,222
                                          Income Fund


DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued) As of December 31, 2000



              (b) Identity of issue,
           borrower, lessor or similar                                                           (d)
  (a)                 party                       (c) Description of investment             Current value
--------- ------------------------------- ----------------------------------------------- ------------------

   *      Fidelity Investments            2,488 shares of Fidelity Advisor Emerging         $      24,356
                                          Market Income Fund

   *      Fidelity Investments            2,281 shares of Fidelity Advisor Strategic               23,060
                                          Income Fund

   *      Fidelity Investments            2,101 shares of Fidelity Advisor Intermediate            22,104
                                          Bond Fund

   *      Participant loans               Interest rates ranging from 8.75% to 10.5%              483,256


   *      Denotes party-in-interest